

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

April 3, 2007

<u>via U.S. mail and facsimile</u>
Mr. David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed March 27, 2007**
> **File No. 333-140916**

Dear Mr. Griffin:

We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 58

1. We note the revisions made to the selling stockholder table in response to prior comment 5 and reissue our comment. You have provided information only with respect to some and not all of the non-natural persons listed in the table. Revise to provide the disclosure requested in prior comment 5 with respect to <u>all</u> such persons. For example, although in footnote 6 to the selling stockholder table you disclose that Arbor Partners, L.P. is an affiliate of a broker-dealer that received its shares in the ordinary course of business and did not, at the time of purchase, have any agreement to distribute the shares, you have not identified whether other non-natural persons listed in the selling stockholder table are broker-dealers or affiliates of broker-dealers and have not indicated whether or not such persons are underwriters as requested in our prior comment 5. Please revise your disclosure accordingly.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mark Kelly, Esq.
        S. Buskirk
        A. Sifford
        R. Winfrey
        M. Duru